 

Company Name	Ember Fund
Logo	
Headline	Invest like a cryptocurrency hedge fund with only $300
Cover photo	

Hero Image



EMBER FUND
Invest like a
cryptocurrency hedge fund
Download on the
App Store
GET IT ON
Google Play
My Portfolio
+ Add Funds
All Coins
$3,401.22
+23.35%
Sell Portfolio
Rebalance Portfolio
Basic Attention Token (BAT)
$843.96
Dent (DENT)
$835.22
Binance Coin (BNB)

Tags Apps, Fintech, Investing, Cryptocurrency

Pitch text

Summary

- 1st app that allows anyone to invest in a managed cryptocurrency portfolio
- Partnership with #1 Crypto influencer on Quora (35M+ answer views)
- Partnership with #1 Crypto influencer on YouTube (320,000+ subscribers)
- $10M+ in transaction volume within 9 months of launch
- Generating on average $150 of revenue per user per year with $50 CPA
- Client-side encryption that allows Ember Fund to be non-custodial
- Launching various innovative DeFi products Q4 2019

Problem

Investing in crypto is complicated



Risk and scams

Cryptocurrency is unapproachable. It's difficult for most people to understand or follow the 2000+ cryptocurrencies on the market, and well over 90% are not legitimate. Most everyday investors want exposure but don't know where to begin.



Unfair competition

Sophisticated hedge funds and institutions continue to out-maneuver and capitalize on information advantages they have and win at the expense of regular investors. Access to these funds are legally only reserved for millionaires and billionaires and everyday investors are left out.



Lack of transparency

The original vision of cryptocurrency was to custody your own assets and by design wasn't meant to be held in a centralized location, like the solutions available currently. Taking custody of your own crypto means more transparency, security, and unlimited control.

Solution

Ember Fund: the secure and easy way to invest

Ember Fund is the first mobile app in the world that allows users to easily invest in a pre-vetted cryptocurrency portfolios in just a few taps, without holding user assets. Follow the trades of experts in just one tap.

Ember Fund is non-custodial, meaning users hold onto their own assets, eliminating all the issues that come with trusting a third party (security, control, hidden fees, frozen accounts). We do not store any usernames, passwords or private keys, and everything is encrypted.



The power of fund management technology institutions use, right in your pocket
Ember Fund is the first mobile app in the world that allows users to buy into a cryptocurrency fund without holding user assets
6:22
My Portfolio
+ Add Funds
All Coins
$3,401.22
+23.35%
Sell Portfolio
Rebalance Portfolio
Basic Attention Token (BAT)
24.82%
$843.96
3.53%
Dent (DENT)
24.56%
$835.22
3.99%
Binance Coin (BNB)
Home
Portfolio
Wallet
Settings





Follow experts
Access investment expertise from the top minds in crypto
10:21
Marius 5 S-Tier Coins
Dent (DENT)
Binance Coin (BNB)
Basic Attention Token (BAT)
QuarkChain (QKC)
Enjin Coin (ENJ)
DataDash Index Fund
Home
Portfolio
Settings





2:59
Rebalance
Your current vs target allocation is shown below:
Dent (DENT) 24.5% 25.0%
Basic Attention Token (BAT) 24.4% 25.0%
Binance Coin (BNB) 18.4% 18.0%
Enjin Coin (ENJ) 17.6% 18.0%
Zilliqa (ZIL) 15.0% 14.0%
Rebalance
Tap rebalance to bring your portfolio towards the current target allocation of the fund.
Non-custodial
Securely and easily hold your own assets without having to trust a third party



Powerful Technology
Automatic wallet creation, encryption, and smart order routing for exchange rate optimization
2:59
Rebalance
Your current vs target allocation is shown below:
Dent (DENT) 24.5% 25.0%
Basic Attention Token (BAT) 24.4% 25.0%
Binance Coin (BNB) 18.4% 18.0%
Enjin Coin (ENJ) 17.6% 18.0%
Zilliqa (ZIL) 15.0% 14.0%
Rebalance
Tap rebalance to bring your portfolio towards the current target allocation of the fund.





Custom Portfolios

Want to build and rebalance your own portfolios? Ember Fund provides a powerful mobile platform to do just that.

How it works



Select
Choose from a variety of curated cryptocurrency portfolios

Deposit
Deposit using your bank, credit/debit card, Coinbase account, or use a Bitcoin wallet

Rebalance
Automatically rebalance your portfolio to follow the funds

Track and sell
Track your positions and instantly sell your portfolio into Bitcoin in just one tap

Product

Designed with a focus on security, usability and privacy

Edge SDK

Ember uses cutting edge wallet technology powered by Airbitz/Edge. Edge, founded in 2014, is the most established non-custodial wallet system in the industry with an impeccable track record of security.

One-tap investing

Simply choose a fund and a method to make your deposit in just a few taps. Ember supports connecting with your bank account, credit cards, Coinbase or depositing from an external wallet.

Custody your assets

Retain full control of your own assets at all times without trusting a third party. No frozen accounts, no central trove of pooled assets, and full transparency.

On-chain transactions

Every transaction is done on-chain, meaning you can audit every single trade on the respective open, public, incorruptible blockchains.

Low minimums

Invest for as little as a few hundred dollars, add additional funds at any time and liquidate your portfolio at any time with just one tap.

Order routing

We scour 8+ exchanges to find you the best rate on every table (buy, sell and rebalance). Save an average of 1-2% per trade by using the most competitive exchange.

Coin support

Bitcoin (BTC)	Dent (DENT)
Ethereum (ETH)	AppCoins (APPC)
Ripple (XRP)	Dash (DASH)
Bitcoin Cash (BCH)	Binance Coin (BNB)
Litecoin (LTC)	QuarkChain (QKC)
Basic Attention Token (BAT)	TrueUSD (TUSD)
Enjin Coin (ENJ)	More Added Soon!

Traction

$10M in transactions and growing

Since launch at the end of 2018, Ember Fund has received massive traction and has processed over $10 million in transactions.







Media



Customers

Users love Ember Fund

We're fanatical about customer support and our reviews reflect that.



> **Painless and good. Saves the hassle of trying to keep on top of the crazy fluctuations in crypto. Recommended.**
>
> — **Gavis S**

"Love the app! Thank you for the great product! "

— **Chris B**

"So far, you have a winner. Great App."

— **Nick A**

"Absolutely incredible customer service and app"

— **Eric H**

"Brilliant and simple"

— **Petra M**

Business Model

1.5% on all transactions

We source liquidity from over 8 exchanges and search for the best exchange rates on every transaction (buy, sell, rebalance). Because we are exchange-agnostic, we're able to simply search and execute at the best price. We've seen that on average we are able to procure a rate that is 1-2% better than the average market rate effectively making most trades free.

Our margins are over 95%. Most of our direct costs associated to our revenue is simply hosting costs which are minimal.


Projected 2020
18
THOUSAND
Users
$80
REVENUE/USER
$2000 avg.
Deposit
$1.5
MILLION
Revenue


Projected 2026
1
MILLION
Users
$100
REVENUE/USER
$2,500 avg.
Deposit
$100
MILLION
Revenue

Market

Tapping into a rapidly growing $10B+ addressable market

The crypto market is surging, with over $6B daily transactions processed in 2019 alone. We expect this to increase 10x to reach $60B+ in transactions by 2024 which translates into ~$50-$100 billion in fees collected per year.


$10+
Billions
in fees collected in 2019
$100+
Billions
in fees collected in 2026

The number of people with a Bitcoin wallet is rapidly growing.



Competition

Competitive advantages



First to market

First mobile app for non-custodial
cryptocurrency asset management



Technology

Cutting edge client-side encryption
and smart order routing



Expert Fund Managers

Partnerships with the industry's best
traders and quants



Legal Compliance

Fully non-custodial, Ember never
touches assets at any point

Vision

Build product, quickly scale

We've been able to rapidly build and launch Ember Fund - our app was built and launched in 7 months with 3 full-time engineers. We've now been live for 12 months, have generated substantial traction (revenue, happy customers) and are now preparing to scale.

Product

- Continuing to build out the product based on user feedback (auto-rebalancing, better trade execution, stop losses, new coin support, internationalization)

- Launch other innovative products (hedging mechanism, negatively correlated assets, etc)

- Support new funds: Technical Analysis Fund, Algorithmic/Quant Fund, Lending product and others

Scale

- Promote and continue building out our referral program

- Continue to partner and sponsor cryptocurrency influencers with reach and voice that aligns with our brand

- Scale up existing paid marketing channels and add more marketing channels (Google, Facebook, Twitter and Youtube)

Long Term Vision

- Build the world first decentralized bank, with an entire suite of products to manage your crypto assets

- A B2B version of the app that would allow fund managers a private label version of the app

- Continue to add financial products like derivatives, loan products and other tokenized assets

REVENUE



Investors

Bootstrapped with zero debt

Ember Fund has to this point been completely self-funded with no outside capital. With a limited budget, we build the product, secured partnerships and run almost $10 million through our platform in 9 short months. With additional funding we will be able to scale the business to a $1+ million run rate.

Founders



Alex Wang
Co-Founder | CEO

Previously product manager at a venture-backed artificial intelligence company. Extensive experience building, scaling consumer technology companies. BS from University of California, Berkeley.



Guillaume Torche
Co-Founder | CTO

Previously held senior data scientist/data engineer roles at various venture backed technology companies. Experience processing, scaling analyzing billions of data points.



Mario Lazaro
Co-Founder | CIO

Resident cryptocurrency TA and trading expert. Extensive experience in managing large high-performance technology teams.

Team

	Anthony Bruscantini	Senior Developer	Previously at venture-backed Ad Tech company. Experience at BlackBerry.
	Rena Shah	Operations / Brand	Ex-management consultant at Kinship Advisors & private equity at McNair Interests ($2B AUM)
	Tony Tian	Business Development	Scaled a Cryptocurrency Youtube channel to 30k+ subscribers. Currently managing a multi-million dollar crypto fund.
	Harrison Wang	Growth	Previously ran growth at Blockfolio. BA from Johns Hopkins & MBA from USC.

	Marius Kramer	Fund Manager	#1 Writer on Quora for all things crypto and Bitcoin generating millions of views on his content monthly.
	Deergha Sahni	Technology Advisor	Director of Engineering at Clutter. Previously lead technology teams at Google, Microsoft and Quantcast. M.S. from Columbia.
	Walid Shaita	Engineering	Previously at venture-backed ad-tech company. Full stack engineer with experience in front/backend and development ops. Multiple apps launched in the App store.
	Nicholas Merten	Marketing Partner	Nicholas Merten AKA DataDash runs the #1 most subscribed Youtube channel on Bitcoin and cryptocurrencies with over 320,000 followers.
	Jason Wen	Algo Trader	Jason is a 3x founder of various technology projects and has been running & building various algorithmic Bitcoin trading strategies since 2017
	Alex Wang	CEO	
	Guillaume Torche	CTO	
	Mario Lazaro	CIO	

Perks

$1,000	Name on our website as an early investor (optional) $100 in Bitcoin sent to you at end of campaign (Offer expires 11/22/19)
$5,000	1:1 Call with the founding team to answer any questions about metrics, roadmap, etc Name on our website as an early investor (optional) $500 in Bitcoin sent to you at end of campaign (Offer expires 11/22/19)
$10,000	1:1 Call with the founding team to answer any questions about metrics, roadmap, etc Name on our website as an early investor (optional) Ongoing direct email & phone communications with CEO $1000 in Bitcoin sent to you at end of campaign (Offer expires 11/22/19)
$20,000	1:1 Call with the founding team to answer any questions about metrics, roadmap, etc Name on our website as an early investor (optional) Ongoing direct email & phone communications with CEO Trading fees refunded (up to $1000) $2000 in Bitcoin sent to you at end of campaign (Offer expires 11/22/19)

FAQ

Who produced your video?	Curt Sova - cmichael.sova@gmail.com